ANNUAL NOTICE

May 1, 2022

THE VALUEGUARD INDIVIDUAL DEFERRED VARIABLE ANNUITY

Issued by The Guardian Insurance & Annuity Company, Inc.

The Guardian/ValueLine Separate Account

This Annual Notice for the ValueGuard, an individual single or flexible premium deferred variable annuity contract offered by The Guardian Insurance & Annuity Company, Inc. (GIAC, we, us, our), provides you with an update of changes to your contract that have occurred since May 1, 2021. In addition, this Annual Notice provides key information about your contract that you should review, including a current list of Funds available under your contract. Please read this Annual Notice carefully and retain it with your contract prospectus for future reference.

The most recent prospectus for the ValueGuard contains more information about the contract, including its features, benefits, and risks. You can find the prospectuses for the underlying mutual funds, the most recent audited financial statements of The Guardian/ValueLine Separate Account, and other information about the contract online at http://guardianlife.onlineprospectus.net/GuardianLife/ValueGuard/index.html. You can also obtain this information at no cost by calling 1-888-GUARDIAN (1-888-482-7342) or by sending an email request to GIAC_CRU@glic.com/.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

The Securities and Exchange Commission has not approved or disapproved the contract or passed upon the adequacy of this Annual Notice. Any representation to the contrary is a criminal offense.

Special Terms Used in This Annual Notice

Accumulation period

The period between the issue date of the contract and the Annuity Commencement Date.

Accumulation value

The value of all the accumulation units in the Variable Investment Options and the fixed-rate option that are credited to a contract.

Customer service office contact center

For telephonic communications: Customer Service Office Contact Center 8:00 a.m. to 7:00 p.m. Eastern Time 1-888-GUARDIAN (1-888-482-7342).

Funds

The open-end management investment companies, each corresponding to a variable investment option.

Mailing Address

The Guardian Insurance & Annuity Company, Inc.

Individual Markets, Annuities P. O. Box 981592

El Paso, TX 79998-1592

Net premium

A premium paid by the owner to us in accordance with the provisions of the contract, less any applicable annuity taxes.

Variable investment options

The Funds underlying the contract are the Variable Investment Options – as distinguished from the fixed-rate option – available for allocations of Net Premium payments and allocation values.

Updated Information About Your Contract

The information in this Annual Notice is a summary of certain contract features that have changed since May 1, 2021. This may not reflect all of the changes that have occurred since you entered into your contract.

There have been changes to the underlying Funds’ information in the Fees and Expenses table and Appendix A that are contained in this Annual Notice.

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Important Information You Should Consider About The Contract

An investment in the contract is subject to fees, risks, and other important considerations, some of which are briefly summarized in the following table. You should review the prospectus for additional information about these topics.

Fees and Expenses				Location in Prospectus
Charges for Early Withdrawals

If you withdraw money from a flexible premium contract, you may be assessed a surrender charge of the lesser of 5% of the total payments made during the 84 months immediately preceding the date of withdrawal or 5% of the total amount withdrawn.

For example, if you make an early withdrawal, you could pay a surrender charge of up to $5,000 on a $100,000 investment.

Financial Information – Contract Costs and Expenses Expense Tables – Contract Owner Transaction Expenses
Transaction Charges	In addition to surrender charges, you also may be charged for the following transactions: transfers of cash value between investment options, which include the Variable Investment Options and the fixed-rate option. We reserve the right to impose a maximum fee of $25 per transfer, if you make more than twelve transfers within a contract year. Currently, we do not charge for transfers.			Financial Information – Contract Costs and Expenses Expense Tables – Contract Owner Transaction Expenses
Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year other options you have elected.			Financial Information – Contract Costs and Expenses Expense Tables
	Annual Fee	Minimum	Maximum
	Base Contract [1]	1.00%	1.00%
	Investment Options (Fund fees and expenses) [2]	0.48%	1.14%
[1] As a percentage of value in the Separate Account. [2] As a percentage of Fund net assets.
Because your contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take partial withdrawals from the contract, which could add surrender charges that substantially increase costs.
	Lowest Annual Cost: $1,846	Highest Annual Cost: $2,669

Assumes:

• Investment of $100,000

• 5% annual appreciation

• Least expensive combination of Fund fees and expenses

• No optional benefits

• No sales charges

• No additional purchase payments, transfers, or partial withdrawals

Assumes:

• Investment of $100,000

• 5% annual appreciation

• Most expensive combination of optional benefits and Fund fees and expenses

• No sales charges

• No additional purchase payments, transfers, or partial withdrawals

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Risks		Location in Prospectus
Risk of Loss	You can lose money by investing in this contract, including loss of principal.	Variable Investment Options
Not a Short-Term Investment

This contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash.

Surrender charges may apply for up to 84 months following your last premium payment. Surrender charges will reduce the value of your contract if you withdraw money during that time.

The benefits of tax deferral and living benefit protection also mean the contract is more beneficial to investors with a long time horizon.

Buying a Contract – The Purchase Process Financial Information – Contract Costs and Expenses
Risks Associated with Investments

An investment in this contract is subject to the risk of poor investment performance and can vary based on the investment options available under the contract.

Each investment option, including the fixed-rate option, has its own unique risks.

You should review the prospectuses for the available Funds before making an investment decision.

Variable Investment Options
Insurance Company Risks	An investment in the contract is subject to the risks related to us, as the Depositor. Any obligations (including under the fixed-rate option), guarantees, and benefits of the contract are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about GIAC, including our financial strength ratings, is available by contacting us at 1-888-482-7342.	The Accumulation Period – The Separate Account
Restrictions		Location in Prospectus
Investments

We reserve the right to impose a charge for transfers among investment options in excess of the 12.

We may limit transfers based on frequent trading activity.

Additional restrictions apply to transfers from the fixed-rate option.

We reserve the right to remove or substitute the Variable Investment Options that are available as investment options under the contract.

You may choose to invest in a maximum of four of the Variable Investment Options or three of the Variable Investment Options and the fixed-rate option, if available, at any time.

The Accumulation Period Variable Investment Options Transfers Appendix A (included below)
Taxes		Location in Prospectus
Tax Implications

You should consult with a tax professional to determine the tax implications of an investment in and payments received under this contract.

If you purchase the contract through a tax-qualified plan or individual retirement account, you do not get any additional tax deferral.

You will generally not be taxed on increases in the value of the contract until they are withdrawn. Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties if you take a withdrawal before age 59 1⁄2.

Financial Information – Federal Tax Matters

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Conflicts of Interest		Location in Prospectus
Investment Professional Compensation	Your investment professional may receive compensation for selling this contract to you, in the form of commissions, additional cash benefits (e.g., bonuses), and non-cash compensation. This conflict of interest may influence your investment professional to recommend continued investment in this contract over another investment for which the investment professional is not compensated or compensated less.	Your Rights and Responsibilities – Distribution of the Contract
Exchanges	If you already own an insurance contract, some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only exchange a contract you already own if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.	Buying a Contract

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Appendix A: Funds Available Under the Contract

The following is a list of Funds available under the contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at https://guardianlife.onlineprospectus.net/guardianlife/ValueGuard/index.html?where=eengine.goToDocument(%22Product%20Prospectus%22). You can also request this information at no cost by calling the Customer Service Office Contact Center at 1-888-GUARDIAN (1-888-482-7342) or by sending an email request to GIAC_CRU@glic.com. Depending on the optional benefits you choose, you may not be able to invest in certain Funds.

The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

			As of December 31, 2021
Type/Investment Objective	Portfolio Company and Adviser/SubAdviser	Current Expenses	1 Year Average Annual Total Return	5 Year Average Annual Total Return	10 Year Average Annual Total Return
Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Fidelity VIP Government Money Market Portfolio (Service Class 2) Fidelity Management & Research Company and its affiliates Fidelity Investments Money Management, Inc. and other investment advisers serve as sub-advisers for the fund.	0.48%	0.01%	0.77%	0.39%
Long-term capital appreciation.	Victory RS Large Cap Alpha VIP Series Victory Capital Management Inc.	0.55%	23.49%	11.73%	13.07%
The Fund seeks capital appreciation and income consistent with its asset allocation.	Value Line Capital Appreciation Investor EULAV Asset Management	1.05%	6.79%	16.64%	12.40%
The investment objective of the Fund is to maximize current income. Capital appreciation is a secondary objective but only when consistent with the Fund’s primary objective.	Value Line Core Bond EULAV Asset Management	0.90%	-2.18%	2.77%	2.83%
The Fund’s sole investment objective is long-term growth of capital.	Value Line Larger Companies Focused Inv EULAV Asset Management	1.14%	2.89%	20.67%	16.81%
The Fund’s sole investment objective is long-term growth of capital.	Value Line Mid Cap Focused EULAV Asset Management	1.07%	19.88%	19.55%	16.26%
The Fund’s sole investment objective is long-term growth of capital.	Value Line Select Growth Fund EULAV Asset Management	1.13%	24.16%	20.96%	16.02%

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Please retain this Annual Notice for future reference. The last prospectus and statement of additional information for the contract, dated May 1, 2000, contains more information about the contract. You may contact us to request this additional information free of charge. Instructions for contacting us are included on the front cover page of this notice.

EDGAR Contract ID: C000023326

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